UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

OTSUKA KAGU, LTD.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

YAMADA HOLDINGS CO., LTD.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

YAMADA HOLDINGS CO., LTD.

Attn: Tsuneo Mishima, Representative Director, President and COO

1-1, Sakae-cho, Takasaki-shi,

Gunma 370-0841

Japan

+81-570-078-181

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number

99.1	English translation of Notice of the Execution of a Share Exchange Agreement (Simplified Share Exchange) by YAMADA HOLDINGS CO., LTD. to make OTSUKA KAGU, LTD. a wholly-Owned Subsidiary[1]

99.2	English translation of Notice of Convocation of the 50th Annual General Meeting of Shareholders of OTSUKA KAGU, LTD. (furnished herewith)

99.3	English translation of Matters concerning Agenda No.1 in the reference documents for the General Meeting of Shareholders of Otsuka Kagu, LTD. (furnished herewith)

Item 2. Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

YAMADA HOLDINGS CO., LTD. and OTSUKA KAGU, LTD. have each submitted to the Securities and Exchange Commission their respective written irrevocable consent and power of attorney on Form F-X on June 9, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAMADA HOLDINGS CO., LTD.

/s/ TSUNEO MISHIMA

Name: Tsuneo Mishima

Title: Representative Director, President and COO

Date: July 2, 2021

[1]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on June 9, 2021.